UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-34582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Northwest Savings Bank 401(k) Plan
100 Liberty Street
Warren, Pennsylvania  16365

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Northwest Bancshares, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Registered Public Accounting Firm.

Exhibit 99	Financial Statements as of and for the years ended December 31, 2010 and 2009 and Supplemental Schedule as of December 31, 2010 for the Northwest Savings Bank 401(k) Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST SAVINGS BANK 401(k) PLAN

Date:	June 17, 2011	By:	/s/ Julia W. McTavish
Julia W. McTavish
Senior Vice President, Plan Administrator